10026802

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46845

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLAC

Harvest Capital, LLC
530 Silas Deane Hwy, STE 300
Wethersfield, CT 06109

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary D. Negro 860.257.1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Filomeno & Company, P.C.
(Name – *if individual, state last, first, middle name*)

80 South Main St (Address) West Hartford (City) CT (State) 06107 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 25 2010
Washington, DC
121

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

TA 3/8

OATH OR AFFIRMATION

I, Mary D. Negro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harvest Capital LLC, as of December, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Compliance Officer

Title

Notary Public

Jaclyn A. Hissick, Commission Expires: 5/21/2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS

HARVEST CAPITAL, LLC

YEARS ENDED DECEMBER 31, 2009 AND 2008

CONTENTS

FILOMENO & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS · BUSINESS ADVISORS
AN INDEPENDENTLY OWNED MEMBER OF THE RSM MCGLADREY NETWORK

INDEPENDENT AUDITOR'S REPORT

To the Members
HARVEST CAPITAL, LLC

We have audited the accompanying statements of financial condition of **HARVEST CAPITAL, LLC** as of **December 31, 2009** and **2008** and the related statements of operations and members' capital (deficit), and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harvest Capital, LLC as of **December 31, 2009** and **2008** and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

West Hartford, Connecticut
February 3, 2010

Filomeno & Company, P.C.

"PROFIT FROM OUR EXPERIENCE"
80 South Main Street · West Hartford, CT 06107 · (860) 561-0020 · Fax (860) 561-4347 · www.filomeno.com

STATEMENTS OF FINANCIAL CONDITION

HARVEST CAPITAL, LLC

DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS		
CURRENT ASSETS		
Cash	$ 98,694	$ 136,323
Accounts receivable	377,028	358,929
Prepaid expenses	7,940	6,646
Total current assets	**$ 483,662**	**$ 501,898**
PROPERTY AND EQUIPMENT, AT COST	$ 52,015	$ 52,015
Less: accumulated depreciation	(45,635)	(39,844)
Net property and equipment	**$ 6,380**	**$ 12,171**
TOTAL ASSETS	**$ 490,042**	**$ 514,069**
LIABILITIES AND MEMBERS' CAPITAL (DEFICIT)		
CURRENT LIABILITIES		
Accounts payable	$ 326,925	$ 393,530
Capital lease current	3,237	3,598
Accrued expenses	39,584	283,980
Total current liabilities	**$ 369,746**	**$ 681,108**
LONG-TERM DEBT		
Capital lease non-current	$ - - -	$ 3,354
Total long-term debt	**$ - - -**	**$ 3,354**
MEMBERS' CAPITAL (DEFICIT)		
Total members' capital (deficit), *page 3*	**$ 120,296**	**$ (170,393)**
TOTAL LIABILITIES AND MEMBERS' CAPITAL (DEFICIT)	**$ 490,042**	**$ 514,069**

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF OPERATIONS AND MEMBERS' CAPITAL (DEFICIT)

HARVEST CAPITAL, LLC

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009		2008	
	AMOUNT	PERCENT	AMOUNT	PERCENT
REVENUES	**$ 3,892,478**	**100.0 %**	**$ 5,142,154**	**100.0 %**
EXPENSES				
Commissions	$ 3,170,919	81.5 %	$ 4,204,014	81.8 %
Payroll	238,892	6.1 %	275,913	5.4 %
Consultants	200,553	5.2 %	285,053	5.5 %
Insurance	68,442	1.8 %	61,652	1.2 %
Regulatory fees	56,561	1.5 %	55,773	1.1 %
Office expenses	39,138	1.0 %	38,167	0.7 %
Rent expense	35,760	0.9 %	39,960	0.8 %
Computer expense	25,189	0.6 %	23,403	0.5 %
Payroll taxes	21,341	0.5 %	24,515	0.5 %
Pershing fees	20,733	0.5 %	28,798	0.6 %
Promotion	15,206	0.4 %	49,947	1.0 %
Accounting and legal fees	14,200	0.4 %	39,463	0.8 %
Depreciation	5,791	0.1 %	7,007	0.1 %
Contributions	1,000	-- %	2,650	0.1 %
Miscellaneous	578	-- %	556	-- %
Licenses and permits	435	-- %	435	-- %
Legal settlements	---	-- %	287,500	5.6 %
Total expenses	$ 3,914,738	100.5 %	$ 5,424,806	105.7 %
OTHER INCOME (EXPENSE)				
Other income	$ ---	-- %	$ 2,702	0.1%
Interest income	3,302	0.1%	2,797	0.1%
Interest expense	(353)	-- %	(763)	-- %
Total other income (expense)	$ 2,949	0.1 %	$ 4,736	0.2 %
NET LOSS	**$ (19,311)**	(0.4)%	**$ (277,916)**	(5.5)%
Members' capital, beginning	(170,393)		107,523	
Members' contributions	310,000		---	
Members' capital (deficit), ending, *page 2*	**$ 120,296**		**$ (170,393)**	

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CASH FLOWS

HARVEST CAPITAL, LLC

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
OPERATING ACTIVITIES		
Commissions received	$ 3,874,379	$ 5,255,165
Cash paid for commissions and vendors	(4,218,293)	(5,172,943)
Net cash (used for) provided by operating activities	**$ (343,914)**	**$ 82,222**
FINANCING ACTIVITIES		
Capital contributions	$ 310,000	$ - - -
Net cash provided by investing activities	**$ 310,000**	$ - - -
FINANCING ACTIVITIES		
Repayment of capital lease obligation	$ (3,715)	$ (3,304)
Net cash used for financing activities	**$ (3,715)**	**$ (3,304)**
Net (decrease) increase in cash	**$ (37,629)**	**$ 78,918**
Cash and cash equivalents, beginning	136,323	57,405
Cash and cash equivalents, ending	**$ 98,694**	**$ 136,323**

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

HARVEST CAPITAL, LLC

DECEMBER 31, 2009 AND 2008

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Harvest Capital, LLC, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA).

BASIS OF ACCOUNTING

Harvest Capital, LLC utilizes the accrual basis of accounting. Commission revenue and related expenses are recorded on a settlement date basis, which is generally five business days after trade date for securities sold for customers.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

For purposes of the statements of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

PROPERTY AND EQUIPMENT, AT COST

Property and equipment are stated at cost less accumulated depreciation, the provision for which is computed over the estimated useful lives of the assets on a straight-line method for financial statement purposes.

ACCOUNTS RECEIVABLE

Accounts receivable is recorded net of an allowance for doubtful accounts. The allowance is estimated from historical performance and projections of trends. For the years ended **December 31, 2009** and **2008**, no allowance was deemed necessary.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, *(continued)*

FEDERAL AND STATE INCOME TAXES

As required under generally accepted accounting principles the Company adopted in 2009 accounting pronouncement ASC-740-10 regarding uncertain tax positions.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

If the Company incurred interest and penalties associated with unrecognized tax benefits these amounts would be classified as additional income taxes in the statement of income.

As of December 31, 2009 the Company determined it had no uncertain income tax positions for which a liability needed to be recorded.

The Company is not a taxpaying entity for federal and state income tax purposes, and thus no income tax expense has been recorded in the statements. Income or loss of the Company is reported by the members and included on their individual income tax returns.

SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through February 3, 2010, the date the financial statements were available to be issued.

RESERVE REQUIREMENTS

The Company is exempt from the requirements relating to cash reserves and possession or control of customers' securities under Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, *(continued)*

NET CAPITAL REQUIREMENTS

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The rule prohibits a broker/dealer from engaging in securities transactions at any time when its aggregate indebtedness exceeds fifteen (15) times its net capital, as those terms are defined by the Securities and Exchange Commission. A broker/dealer may also be required to reduce its business if its net capital ratio should exceed twelve (12) to one (1) and may be prohibited from expanding its business if the ratio exceeds ten (10) to one (1). As of **December 31, 2009**, the net capital was **$75,420**, an excess of **$50,420** over required minimum net capital of $25,000. As of **December 31, 2008**, the net deficit was **$(232,460),** a deficiency of **$257,460** over required minimum capital of $25,000. This deficiency is due to an accrual booked under the provisions of FASB ASC 450, *Contingencies*, for a litigation matter that became probable and estimable subsequent to the 12/31/08 year-end. See footnote 7 for additional details.

2. RELATED PARTY TRANSACTIONS

The Company uses office space, which is leased by a member of the Company who then subleases the office space to the Company. The lease requires monthly rent of **$2,730** with various annual adjustments.

Various office expenses paid by a member of the Company were not reimbursed by the Company for **2009** and **2008**.

3. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

There are no borrowings under subordination agreements at **December 31, 2009** and **2008**.

4. PROPERTY AND EQUIPMENT, AT COST

Depreciation charged to current operations amounted to **$5,791** in **2009** and **$7,007** in **2008**. Depreciation by major categories of assets is shown below.

	2009		2008	
	COST	DEPRECIATION	COST	DEPRECIATION
Computer equipment	$ 44,181	$ 5,219	$ 44,181	$ 6,435
Office furniture	7,834	572	7,834	572
Total	**$ 52,015**	**$ 5,791**	**$ 52,015**	**$ 7,007**

5. OBLIGATIONS UNDER CAPITAL LEASE

The Company is the lessee of office equipment under a capital lease expiring in 2010. The asset and liability under capital lease are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The asset is depreciated over the lower of its related lease terms or its estimated productive life. Depreciation of the asset under the capital lease is included in depreciation expense for **2009** and **2008**. The capitalized cost of the office equipment is **$16,537**. Accumulated depreciation at **December 31, 2009** and **2008** was **$13,505** and **$10,198**, respectively.

Minimum future lease payments under the capital lease for 2010 are:

DECEMBER 31,	AMOUNT
2010	$ 3,390
Total minimum lease payments	$ 3,390
Less: amount representing interest	(153)
Present Value of Net Minimum Lease Payment	**$ 3,237**

6. RECONCILIATION OF NET (LOSS) INCOME TO NET CASH (USED FOR) PROVIDED BY OPERATING ACTIVITIES

	2009	2008
Net loss, *page 3*	**$ (19,311)**	**$ (277,916)**
Adjustments to reconcile net loss to net cash (used for) provided by operating activities:		
Depreciation and amortization	$ 5,791	$ 7,007
(Increase) decrease in:		
Accounts receivable	(18,099)	113,011
Prepaid expenses	(1,294)	488
Increase (decrease) in:		
Accounts payable	(66,605)	(19,872)
Accrued expenses	(244,396)	259,504
Total adjustments	$ (324,603)	$ 360,138
Net cash (used for) provided by operating activities	**$ (343,914)**	**$ 82,222**

7. CONTINGENCIES

The Company has been named as one of the defendants in several arbitration claims that allege violations of federal and state securities laws and claim substantial damages.

During 2009, the parties have entered into settlement discussions and have reached an agreement on the terms of the settlement. The terms per the settlement agreement has the Company liable for $275,000 and the Company has accrued for the liability as of **December 31, 2008** under the provisions of FASB ASC 450, *Contingencies*. In February, 2009, the new members of Harvest Capital, LLC have contributed $310,000 for a 3.1% interest of the Company to cover these litigation expenses. As of **December 31, 2009**, there are two payments remaining to be paid on the settlement totaling $28,572, which are included in accrued expenses.

The Company also incurred approximately $110,000 in attorney fees related to this settlement. An agreement was reached in 2008 between Harvest Capital, LLC, the Company's lawyer and one of its members to relieve Harvest Capital, LLC of the attorney fee obligation. Therefore, no accrual has been booked for these attorney fees.

7. **CONTINGENCIES**, *(continued)*

The Company together with a former registered representative have been named as defendants in an arbitration claim that allege the investment sold was an unregistered security. At this point, outside legal counsel is in the process of conducting both mediation and settlement discussions. The Company has numerous defenses and at this point it is undeterminable if any payment will have to be made by the Company.

A former registered representative of the Company has been found guilty of selling unregistered securities to several investors. The Company has insurance coverage available, as a securities dealer, and may choose to exercise this policy to settle any claims that may arise. At this point, no litigation has been filed against the Company and there has been no outside legal counsel engaged.

FILOMENO & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS · BUSINESS ADVISORS
AN INDEPENDENTLY OWNED MEMBER OF THE RSM MCGLADREY NETWORK

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members
HARVEST CAPITAL, LLC

We have audited the accompanying financial statements of **HARVEST CAPITAL, LLC** as of and for the years ended **December 31, 2009** and **2008**, and have issued our report thereon dated February 3, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

West Hartford, Connecticut
February 3, 2010

Filomeno & Company, P.C.

"PROFIT FROM OUR EXPERIENCE"

80 South Main Street · West Hartford, CT 06107 · (860) 561-0020 · Fax (860) 561-4347 · www.filomeno.com

SCHEDULE I - COMPUTATION OF NET CAPITAL (DEFICIT) UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

HARVEST CAPITAL, LLC

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
NET CAPITAL(DEFICIT)		
Total members' capital (deficit)	$ 120,296	$ (170,393)
Deduct members' capital not allowable for net capital	(44,876)	(62,067)
Total members' capital (deficit) qualified for net capital	**$ 75,420**	**$ (232,460)**
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required for broker	$ 25,000	$ 25,000
Excess net capital	$ 50,420	$ - - -
Net capital requirement	$ 25,000	$ 25,000
Net capital deficiency	$ - - -	$ (257,460)
RECONCILIATION WITH COMPANY'S COMPUTATION		
(Included in Part II of Form X-17A-5 as of December 31, 2009 and 2008)		
Net capital, as reported in Company's Part II (Unaudited) FOCUS reports	$ 75,420	$ 42,540
Audit adjustment for Litigation Accrual	- - -	(275,000)
NET CAPITAL (DEFICIT) PER ABOVE	**$ 75,420**	**$ (232,460)**

See accompanying auditor's report on supplemental information.

FILOMENO & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS · BUSINESS ADVISORS
AN INDEPENDENTLY OWNED MEMBER OF THE RSM MCGLADREY NETWORK

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
HARVEST CAPITAL, LLC

In planning and performing our audits of the financial statements of **Harvest Capital, LLC** (the "Company") for the years ended **December 31, 2009** and **2008**, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control, over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

(Continued)

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purposes described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2009 and 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by any one other than these specified parties.

West Hartford, Connecticut
February 3, 2010

Filomeno & Company, P.C.

FILOMENO & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS · BUSINESS ADVISORS
AN INDEPENDENTLY OWNED MEMBER OF THE RSM MCGLADREY NETWORK

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members
HARVEST CAPITAL, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Harvest Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Harvest Capital, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Harvest Capital, LLC's management is responsible for the Harvest Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries. Examined checks in Quickbooks that cleared the bank, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers. Examined WINOPS schedules, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers. Examined WINOPS schedules supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

West Hartford, Connecticut
February 3, 2010

Filomeno & Company, P.C.

"PROFIT FROM OUR EXPERIENCE"
80 South Main Street · West Hartford, CT 06107 · (860) 561-0020 · Fax (860) 561-4347 · www.filomeno.com